TESCO





12 November 2009





## Tesco announces China property joint venture

Tesco has signed an agreement to set up the first in a planned series of joint ventures to develop shopping malls in China. Fifty per cent of the joint venture will be owned by a syndicate of leading Asian investors including HSBC Nan Fung China Real Estate Fund, Singapore's Metro Holdings Ltd and Hong Kong's Nan Fung Group. HSBC advised on the transaction.

This joint venture will comprise three shopping malls in Anshan, Fushan and Qinhuangdao, each of which includes a Tesco hypermarket as the anchor tenant. Two of these - Anshan and Fushan - are mixed-use developments including retail, entertainment and residential properties.

The malls are part of Tesco's long-term strategy to invest in building a substantial business in China. Tesco will open 18 new hypermarkets in China in the twelve months up to February 2010.

-ENDS-



**Contacts:**

Jonathan Church Tel: 01992 646606
Tom Hoskin Tel: 01992 644645

**Notes for Editors**

1. Tesco currently operates 65 hypermarkets and 6 small stores in China comprising approximately 6 million square feet of space generating £417m sales in the six months to 29 August 2009.

2. HSBC NF China Real Estate Fund is a joint venture private equity real estate fund between HSBC Specialist Investments Limited and the Nan Fung Group. The Fund was established in January 2007, aiming to create a portfolio of development projects and investments in Greater China. HSBC NF Investment Advisers Limited acts as the investment adviser to the Fund.

3. The Nan Fung Group is one of Hong Kong's leading real estate privately held developers, a fully integrated, multidisciplinary property developer with "end-to-end" in-house technical expertise. It has a strong reputation based on a track record of successful business ventures (including over 130 completed real estate developments in Greater China, predominantly in Hong Kong). The Nan Fung Group has been investing actively in China since late 2001 in real estate as well as other industries including banking, insurance, technology and energy.

4. Metro Holdings Ltd is a property and retail group listed in Singapore. The Group operates in key cities in Singapore, China, Malaysia and Indonesia. Metro serves its customers through a chain of four Metro department stores in Singapore and another five department stores in Indonesia. The Metro Group currently has over 348,000 square metres of prime retail and office properties in its property portfolio, in Beijing, Shanghai and Guangzhou, PRC and Penang, Malaysia. It also holds significant investments in certain property businesses in the PRC.

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